Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

DATE: April 29, 2015

TO: All Harris Employees [Exelis Employees reached via Exelis executive email]

FROM: William Brown, Chairman, President & CEO Harris Corporation

SUBJECT: Update on Exelis Acquisition

It has been two months since Harris announced an agreement to acquire Exelis, and we are making good progress toward the expected closing of the transaction in June.

Over the past two months, I’ve spoken with dozens of people from Exelis and with many customers and investors. I’m energized by their positive reaction to our plan to bring Harris and Exelis together, and I am even more convinced that this transaction promises to be truly transformational for both our companies.

Exelis employees have impressed me with their depth of knowledge and passion for their business and the industry. The individuals I’ve met at Exelis remind me a lot of the people at Harris – highly capable, hard-working and absolutely committed to doing what is right for our customers and the company.

Our customers recognize that together we will have a broader spectrum of advanced, technology-based solutions and strong franchises in space and intelligence, weather systems, air traffic management, geospatial value-added services and tactical communications that meet their needs.

Much progress has been made on securing the necessary approvals and financing to close this transaction. As part of the U.S. Government’s antitrust clearance process, Harris and Exelis have provided information to the Department of Justice and last week we received a “second request” for additional information and continue to work through that process.

The registration statement for the transaction has been declared “effective” by the SEC and the meeting of Exelis shareholders to vote on the merger is scheduled for May 22. We recently issued $2.4 billion of new bonds at relatively low interest rates and saw a high demand. I believe this shows confidence in Harris’ future.

And over the last two months, in order to prepare our organizations for integration, we have assembled teams with broad functional representation from both Harris and Exelis to identify and develop the detailed plans for how we’ll run the combined company post closing. As many of you know, Sheldon Fox – a 31-year veteran of our Government Communications Systems business — is leading this work on a full-time basis.

I understand that change brings uncertainty, and that is to be expected for an integration activity of this size. While measured change will inevitably occur over time, I anticipate that at closing the vast majority of Harris and Exelis employees will continue to perform the same job, with the same title, for the same supervisor, at the same work location, at the same rate of pay, and with the same benefits, as existed just prior to closing.

Shortly after closing, we plan to reorganize the combined Harris and Exelis businesses at a macro level to better align product and service offerings with customer requirements. However, the day-to-day, mission-critical roles our employees perform will remain unchanged. It is my commitment to you that we will communicate with you as changes are made.

In the meantime, thank you for continuing to stay focused on meeting our customers’ needs and expectations.

William. M. Brown

Chairman, President & CEO

Harris Corporation

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Harris and Exelis. In connection with the proposed acquisition of Exelis, Harris has filed with the SEC a registration statement on Form S-4 that l includes a proxy statement of Exelis and a prospectus of Harris. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Harris or Exelis or may file with the SEC or send to shareholders in connection with the proposed acquisition of Exelis. INVESTORS AND SHAREHOLDERS OF EXELIS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED PROPOSED ACQUISITION OF EXELIS.

Investors and security holders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) in relation to the acquisition of Exelis free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Harris will be made available free of charge on Harris’ website at http://harris.com/investors. Copies of documents filed with the SEC by Exelis will be made available free of charge on Exelis’ website at http://investors.exelisinc.com/.

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Participants in Solicitation

Harris and its directors and executive officers, and Exelis and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Exelis common stock in respect of the proposed transaction between Harris and Exelis. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on September 9, 2014. Information about the directors and executive officers of Exelis is set forth in Exelis’ Amendment No. 1 to Annual Report on Form 10-K, which was filed with the SEC on April 6, 2015, as well as in the proxy statement for Exelis’ 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed acquisition of Exelis when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.